SONENDO, INC.

26061 Merit Circle, Suite 102

Laguna Hills, CA 92653

(949) 766-3636

May 10, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Jessica Ansart

Re:	Sonendo, Inc. (the “Registrant”) - Request for Acceleration

   Registration Statement on Form S-3

   File No. 333- 270366

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333- 270366) (as amended, the “Registration Statement”), so that it may become effective at 5:00 p.m. Eastern Standard Time on Friday, May 12, 2023, or as soon thereafter as practicable.

The Registrant hereby authorizes Wendy Grasso of Reed Smith LLP, attorneys for the Registrant, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Wendy Grasso at (212) 549-0216.

SONENDO, INC.

By:	/s/ Michael Watts
Name:	Michael Watts
Title:	Chief Financial Officer